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Exhibit 99(a)(5)(ii)

1025 Eldorado Boulevard
Broomfield, Colorado 80021
www.Level3.com

NEWS RELEASE

Level 3 contacts:

Media:	Jeff Battcher	Investors:	Valerie Finberg
	720-888-3288		720-888-2501
	Debra Havins		Mark Stoutenberg
	720-888-7466		720-888-2518

Level 3 Announces Update to Its Pending Tender Offers

        BROOMFIELD, Colo., December 8, 2008—Level 3 Communications, Inc. (NASDAQ: LVLT) today announced an update to its previously announced tender offers to purchase for cash any and all of its outstanding 2.875% Convertible Senior Notes due 2010, 6% Convertible Subordinated Notes due 2010 and 6% Convertible Subordinated Notes due 2009.

        Level 3 announced today that certain investors who have agreed to purchase an aggregate $360,124,000 principal amount of Level 3's 15% Convertible Senior Notes due 2013 in a negotiated offering (the "Placement") deposited the purchase price thereof into escrow today. Although these funds have been placed in escrow, consummation of the Placement and the release of the funds from escrow is subject to the satisfaction of specified conditions. Specifically, consummation of the Placement and the release of the funds from escrow is conditioned on, among other things, the tender and acceptance for payment by Level 3 of at least $177,270,500 aggregate principal amount, or 50 percent, of its 2.875% Convertible Senior Notes due 2010 and at least $240,833,000 aggregate principal amount, or 50 percent, of its 6% Convertible Subordinated Notes due 2010 in the respective offers for such notes.

        Consistent with SEC requirements regarding the satisfaction or waiver of financing conditions in connection with equity-linked tender offers, Level 3 announced today that it has waived the financing condition (but no other condition) to the tender offers that Level 3 shall have sold at least $373 million aggregate principal amount of its 15% Convertible Senior Notes due 2013. Each tender offer remains subject to all other terms and conditions set forth in the Offer to Purchase dated November 17, 2008, including the applicable minimum tender condition. As of the close of business on December 8, 2008, the minimum tender condition has not been satisfied in respect of any of the tender offers.

        Each tender offer commenced on November 17, 2008, and remains scheduled to expire at 12:00 midnight, New York City time, on December 15, 2008, unless extended for that tender offer as described in the Offer to Purchase.

        The complete terms and conditions of each offer are set forth in the Offer to Purchase that was sent to holders of the notes and is also available online on the SEC's website at www.sec.gov. Holders are urged to read the tender offer documents carefully. Copies of the Offer to Purchase and the related Letter of Transmittal may be obtained from the Information Agent for the offers, Global Bondholder Services Corporation, at (866) 873-6300.

        Citi and Merrill Lynch & Co. are the dealer managers for the offers. Questions regarding the offers may be directed to Citi at (800) 558-3745 (toll-free) and (212) 723-6106 or Merrill Lynch at (888) 654-8637 (toll-free) and (212) 449-4914.

About Level 3 Communications

        Level 3 Communications, Inc. (NASDAQ: LVLT) is a leading international provider of fiber-based communications services. Enterprise, content, wholesale and government customers rely on Level 3 to deliver services with an industry-leading combination of scalability and quality, over an end-to-end fiber network. Level 3 offers a portfolio of metro and long-haul services over an end-to-end fiber network, including transport, data, internet, content delivery and voice. For more information, visit http://www.Level3.com.

        Level 3 Communications, Level 3, the red 3D brackets and the Level 3 Communications logo are registered service marks of Level 3 Communications, LLC and/or its affiliates in the United States and/or other countries. Level 3 services are provided by wholly owned subsidiaries of Level 3 Communications, Inc. Any other service, product or company names recited herein are trademarks or service marks of their respective owners.

Forward-Looking Statement

        Some of the statements made in this press release are forward looking in nature. These statements are based on management's current expectations or beliefs. These forward looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside Level 3's control, which could cause actual events to differ materially from those expressed or implied by the statements. The most important factors that could prevent Level 3 from achieving its stated goals include, but are not limited to Level 3's ability to: successfully integrate acquisitions; increase the volume of traffic on the network; defend intellectual property and proprietary rights; develop new products and services that meet customer demands and generate acceptable margins; successfully complete commercial testing of new technology and information systems to support new products and services; attract and retain qualified management and other personnel; and meet all of the terms and conditions of debt obligations. Additional information concerning these and other important factors can be found within Level 3's filings with the Securities and Exchange Commission. Statements in this press release should be evaluated in light of these important factors. Level 3 is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Important Information about the Tender Offers

        This announcement and the description contained herein are for informational purposes only and are not offers to purchase or solicitations of an offer to sell securities of Level 3 Communications, Inc. Level 3 Communications, Inc. has filed with the SEC a tender offer statement on Schedule TO, as amended, containing an offer to purchase, a letter of transmittal and other documents relating to the offers. These documents contain important information about the tender offers. Holders of notes of Level 3 Communications, Inc. are urged to read them carefully, and can obtain these documents free of charge from the SEC's website at www.sec.gov or by contacting the Information Agent for the offers, Global Bondholder Services Corporation, at (212) 430-3774 or (866) 389-1500 (toll free).

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Level 3 Announces Update to Its Pending Tender Offers